FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on June 1, 2005

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: June 3, 2005	By:	/S/ KENJI KINOSHITA
Kenji Kinoshita
Senior Executive Officer

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EXPLANATORY NOTE

Komatsu Ltd. has corrected its financial highlights of the parent company for the fiscal year ended March 31, 2005, which was originally released on May 9, 2005, as attached.

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Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: June 1st, 2005
URL: http://www.komatsu.com/

Correction of the Financial Highlights of the Parent Company

for Fiscal Year Ended March 31, 2005

Komatsu Ltd. has corrected its financial highlights of the parent company for the fiscal year ended March 31, 2005, which was originally released on May 9, 2005, as below.

<Part of Correction>

Financial Highlights of the Parent Company

(For the fiscal years ended March 31, 2005 and 2004)

Net income per share: underlined

(Before Correction)

	2005			2004	Changes (2005-2004) Increase
	Yen	Dollar		Yen	Yen
Net income per share (Yen & US cents)
Basic	¥16.91	15.8	¢	¥10.50	¥6.41
Diluted	¥16.86	15.8	¢	¥10.46	¥6.40

(After Correction)

	2005			2004	Changes (2005-2004) Increase
	Yen	Dollar		Yen	Yen
Net income per share (Yen & US cents)
Basic	¥16.91	15.8	¢	¥10.50	¥6.41
Diluted	¥16.84	15.7	¢	¥10.46	¥6.38

(end)

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